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                       STORAGE TECHNOLOGY CORPORATION
                      CORPORATE OFFICER MBO BONUS PLAN


     1.  Purposes of the Plan.  The purposes of this Corporate Officer MBO
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Bonus Plan (the "Plan") are to motivate, reward and recognize executive level employees ("Eligible Employees") of Storage Technology Corporation and its subsidiaries (the "Company") for their role in helping achieve corporate success and the traits critical for long term corporate success, namely:

     - Responsibility for achievement of corporate quality improvement objectives;
     -   Teamwork in the accomplishment of corporate goals; and
     -   Accountability for the overall success of the corporation.

     2.  Operation of the Plan.  Under the Plan, each participant is assigned
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one or more performance targets established in writing while the outcome of the targets is substantially uncertain. At the same time, formulas for determining bonus payments based upon achievements of these performance targets are established in writing. After the end of the ensuing fiscal year, each participant's performance is scored and each participant's bonus for the year is calculated by means of the pre-established formula.

The Committee reserves the right to reduce or entirely eliminate bonuses for a year if, in its sole discretion, notwithstanding achievement of results which would otherwise require a bonus, overall performance of the Company or participant is determined to be unsatisfactory.

     3.  Administration of the Plan.  The Plan will be administered by the
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Compensation Committee of the Board of Directors of the Company (the "Board")
or such other committee (the "Committee") which the requirements of
Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRC") and the Regulations issued thereunder. The Board will take reasonable steps to ensure that the size and membership of the Committee continues to meet the requirements of IRC Section 162(m)(4)(C)(i).

     4.  Functions of the Committee.  Subject to the provisions of this Plan,
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the Committee shall:

         a. Select those Eligible Employees who may participate in the Plan for the ensuing year ("participants").
         b. Establish the objective performance targets for each participant based upon one or more of the Business Criteria outlined in this Plan.
         c. Establish an objective formula or standard for computing the amount of compensation payable to each participant if the performance targets are met.
         d. Establish other relevant provisions including the form of payment to be made (including cash, stock or other property) and the timing of payments.


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STORAGE TECHNOLOGY CORPORATION
CORPORATE OFFICER MBO BONUS PLAN
Page Two


         e. Certify in writing prior to payment of the compensation that the performance targets and any other material conditions were met and the actual amount of the compensation to be paid.
         f. Reduce (but not increase) or eliminate the amount of compensation payable that would otherwise be due upon attainment of the target.

     5.  Restrictions and Limitations. This Plan is subject to the following
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restrictions and limitations:

         a.  Maximum Amounts Payable.  In no event may the maximum amount
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             payable pursuant to this Plan exceed $2,000,000 in the case of the Chief Executive Officer, and $1,000,000 in the case of any other participant for any single year's performance.
         b.  Shareholder Approved Business Criteria.  All amounts paid as
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             compensation pursuant to this Plan must be payable as the result of the achievement of objective, quantifiable, measurable performance targets, which targets are critical to the Company's strategic priorities of customer satisfaction, financial strength and market presence, including one or more of the following (the "Business Criteria"):

             . reliability measurements of products and component parts, . measurements of adherence to product development and delivery schedules,
             . measurements of the product creation and delivery processes, . market penetration,
             .  net-after-tax income,
             .  economic value added,
             .  return on assets,
             .  return on equity,
             .  debt ratings,
             .  revenue growth, product revenue and,
             .  timely updates and approval of strategic plans.

     6.  Amendments.  The Plan may be amended by the Board without shareholder
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approval to, among other things, ensure continued compliance with the requirements of "performance based compensation" as defined by IRC Section 162
(m)(4)(C) and the Regulations thereunder. No change may be made, however, to the maximum amounts payable specified in subparagraph 5a or to the Business Criteria in subparagraph 5b or the class of Eligible Employees, without shareholder approval.